Exhibit 12.1

Progenics Pharmaceuticals, Inc.

Ratio of Earnings (Loss) to Combined Fixed Charges and Preferred Stock Dividends

(Dollars in thousands)

	Six Months Ended June 30,	Years Ended December 31,
	2018	2017	2016	2015	2014	2013
Determination of earnings (loss):
Income (loss) from operations	$(28,596)	$(51,013)	$10,733	$(39,119)	$4,410	$(42,934)
Add:
Fixed charges	229	447	281	373	373	710
Earnings (loss), as adjusted	$(28,367)	$(50,566)	$11,014	$(38,746)	$4,783	$(42,224)
Fixed charges:
Estimate of interest within rental expense	229	447	281	373	373	710
Fixed charges	$229	$447	$281	$373	$373	$710
Preferred stock dividends	—	—	—	—	—	—
Ratio of earnings (loss) to fixed charges and preferred stock dividends	*	*	39	*	13	*
Coverage deficiency amount for total fixed charges and preferred stock dividends (1)	$28,596	$51,013	$—	$39,119	$—	$42,934

(1)

For the years ended 2013, 2015 and 2017 and the six months ended June 30, 2018, the Company’s coverage ratio is less than one-to-one and it must generate additional earnings of these specified amounts to achieve a coverage